Aon plc

The Metropolitan Building

James Joyce Street

Dublin 1, Ireland D01 K0Y8

January 10, 2023

VIA EDGAR

Ms. Cara Lubit and Mr. Robert Klein

Division of Corporation Finance, Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aon plc

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 18, 2022

Form 10-Q for the Quarterly Period Ended September 30, 2022

Filed October 28, 2022

File No. 001-07933

Dear Ms. Lubit and Mr. Klein:

Aon plc (“Aon”, the “Company”, “Our”, or “Management”) is pleased to respond to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter (the “Comment Letter”) dated December 23, 2022. For ease of reference, the numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which we have incorporated into this response for your convenience.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation

Revision of Previously Issued Financial Statements, page 59

1.	We note your disclosure that you identified and corrected a presentation error related to funds held on behalf of clients in the Consolidated Statements of Cash Flows. Please address the items below.

•

Provide us with a full and detailed description of the error, including, but not limited to, a discussion of who identified the error, when, and how, and whether it was the result of any control deficiency.

•

In your response to the above bullet, ensure you include a thorough discussion and description of the control deficiency to the extent one was identified, the Company’s evaluation of whether it was a control deficiency, significant deficiency, or material weakness, and any remediation plans. To the extent the Company concluded there was not a control deficiency, tell us why.

•

Provide us with your assessment of materiality supporting your conclusion that it was immaterial. Ensure that your response thoroughly addresses both qualitative and quantitative factors as well as an objective assessment of materiality from the perspective of a reasonable investor, including your consideration of guidance in ASC 250, SAB 99, and management’s assessment of the design and effectiveness of internal controls over financial reporting.

•	Tell us how far you believe the errors go back and whether you quantified the impact on periods prior to 2019.

RESPONSE

Background

Aon typically holds funds on behalf of clients, including premiums received from clients and claims due to clients that are in transit to and from insurers. Certain funds held on behalf of clients are invested in interest-bearing premium trust accounts, which qualify as cash equivalents, and can fluctuate significantly depending on when the Company collects and remits cash. The Company earns investment income on these accounts, which is classified as Revenue on the Company’s Statements of Income. Due to the fiduciary funds’ inherent connection with operating revenue, Aon historically presented cash inflows and outflows related to fiduciary cash, fiduciary receivables, and fiduciary liabilities as separate offsetting activities within Cash flows from operating activities, which was consistent with certain other issuers who hold funds on behalf of clients.

Ernst & Young (“EY”) updated its interpretive guidance related to Accounting Standard Codification 230 – Statement of Cash Flows (ASC 230) in January 2022. Aon reviewed the update, specifically related to clarifications surrounding the classification of funds held on behalf of others and determined that the revised guidance required management to re-assess its previous conclusions. Within the updated interpretive guidance, EY stated that when an entity recognizes cash or cash equivalents held on behalf of its customers on its balance sheet, because it controls the cash or cash equivalents, those amounts should be included in the changes in cash, cash equivalents, restricted cash and restricted cash equivalents in the statements of cash flows and the related beginning and ending balances, regardless of what balance sheet line item those amounts are included in. The updated interpretive guidance published by EY states that the cash inflows and cash outflows from cash and cash equivalents held on behalf of customers should be classified based on the nature of the underlying cash flows and that it was understood that the SEC staff believes these cash flows are most appropriately classified as financing activities; however, classification as operating activities may also be acceptable.

In compliance with this clarified interpretive guidance, Aon revised the presentation on the Statements of Cash Flows to include fiduciary cash activity within the Net increase in cash and cash equivalents and funds held on behalf of clients line, as well as the beginning and end of period Cash and cash equivalents and funds held on behalf of clients lines as of December 31, 2021, 2020, and 2019. The net changes in fiduciary receivables and liabilities activity were revised to be presented within Cash flows from financing activities on the Statements of Cash Flows for all periods presented (collectively, the “error” or “misstatement”). There was no impact to the Consolidated Statements of Income, Statements of Comprehensive Income, Statements of Financial Position, or Statements of Shareholders’ Equity for any period presented. Further, there was no change to any of Aon’s key metrics identified by management and deemed meaningful to our investors and analysts, as described in further detail in the following section, “Analysis of Materiality under SAB 99.”

Aon assessed the cause of the error and concluded it was not the result of a control deficiency, as described in further detail under the section entitled “Evaluation of Internal Controls over Financial Reporting.” While the Company concluded there was not a control deficiency, the Company’s control evaluation considered that if a control was absent, or was not designed or operating effectively, whether or not that potential deficiency could be indicative of a material weakness, or significant deficiency. This is also described in further detail under the section entitled, “Evaluation of Internal Control Over Financial Reporting” below. As part of the Company’s internal control processes, issuances of new accounting standards, including interpretive publications from our auditor and regulators, are closely monitored and evaluated for impact by the appropriate subject matter experts, and conclusions are communicated accordingly and implemented timely. We reviewed the matter and resolution with our external auditors, internal legal counsel, investor relations, and, through proper governance communication channels, our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and the Audit Committee.

While the error would have existed for all periods in which we have held cash for others, Aon did not quantify the impacts prior to 2019 for two primary reasons. First, Aon adopted ASU 2016-18 Statement of Cash Flows (Topic 230) – Restricted Cash (“ASU 2016-18” or the “ASU”) on January 1, 2018. In addition to the periods presented in the 2021 Form 10-K, 2018 would have been similarly impacted. As described further below, management concluded on this point that correction of 2018 was not warranted. The ASU eliminated the diversity in the presentation of restricted cash in the statement of cash flows and required that cash, cash equivalents, and restricted cash be included in the beginning-of-period and end-of-period totals in the statement of cash flows and that activity affecting those balances be shown in the reconciliation of the beginning and ending balances. The ASU did not provide a definition of restricted cash or restricted cash equivalents. Aon concluded that funds held on behalf of clients are not restricted cash and therefore were not determined to be within the limited scope of the ASU upon adoption on January 1, 2018.

Second, based on the materiality analysis performed and described in the following section, management determined the error to be immaterial as it was not believed to be meaningful to investors or other users of the financial statements. The Company has identified four key metrics that are believed to be meaningful to our investors and analysts, which include revenue growth, operating margin, earnings per share, cash flows from operations and their corresponding non-GAAP metrics, which are organic revenue growth, adjusted operating margin, adjusted diluted earnings per share, and free cash flow (“FCF”) (collectively, our “key metrics”). Management believes that these key metrics are important to make meaningful period-to-period comparisons and are helpful to investors and analysts to assess performance of the Company and make decisions. Management also uses these key metrics to assess operating performance and performance for purposes of compensation. The error did not impact any of our key metrics for any period presented in the Form 10-K filed for the year ended December 31, 2021, nor do we believe it could have impacted any key metric for any preceding year.

Analysis of Materiality under SAB 99

To evaluate the materiality of the error, we considered the guidance in ASC 250-10-45 and ASC 250-10-S99, which incorporates the guidance in Staff Accounting Bulletin (SAB) No. 99 “Materiality” and SAB No. 108 (SAB Topic 1.N: Quantifying Misstatements in Financial Statements), as well as statements made by the SEC’s former Associate Chief Accountant, as well as its Acting Chief Accountant1. In accordance with the guidance and speeches referenced above, we considered both quantitative and qualitative factors in our assessment of materiality as described below. In addition to the nine non-exclusive qualitative factors set forth in SAB 99, we also considered additional qualitative factors, set forth below, to ensure “a holistic and objective assessment from a reasonable investor’s perspective.”

Quantitative Analysis:

We have analyzed the impact of the error from a quantitative perspective to determine materiality as follows:

The primary financial metric that was impacted by the correction is Cash provided by (used for) financing activities. The change to the financing activities section of the statement of cash flows was to add a line item for Increase in fiduciary liabilities, net of fiduciary receivables. The addition of this line item did not impact the amounts historically presented for any other line item within the financing section of the Statements of Cash Flows, nor did it result in modification to the Company’s historical disclosures regarding fiduciary funds held on behalf of clients, which contained substantially all relevant underlying information, in the footnotes and MD&A. Additionally, while the correction changed the amount of Cash provided by (used for) financing activities in each impacted period, in no period did it change from provided by to used for or from used for to provided by. For these reasons, in assessing the quantitative impact, the Company concluded the correction did not alter the total mix of information made available to investors.

As stated above, the Company has identified certain key metrics that are believed to be meaningful to our investors, and the error had no impact on any reported key metric for any year presented in the Form 10-K as of December 31, 2021, nor do we believe it could have impacted any key metric for any preceding year. Aon does not provide guidance on financing cash flows, nor do we believe that our investors project financing cash flows. Additionally, there was no impact to the Consolidated Statements of Income, Statements of Comprehensive Income, Statements of Financial Position, or Statements of Shareholders’ Equity for any period presented in the Form 10-K as of December 31, 2021.

[1]

At the time of our analysis, we evaluated the speech by Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance, U.S. Securities and Exchange Commission, Remarks Before the 2007 AICPA National Conference on Current SEC and PCAOB Developments (December 11, 2007), available at http://www.sec.gov/news/speech/2007/spch121107teh.htm. This concept was later discussed and confirmed by Paul Munter, Acting Chief Accountant, U.S. Securities and Exchange Commission, with statements made on Assessing Materiality: Focusing on the Reasonable Investor When Evaluating Errors (March 9, 2022), available at https://www.sec.gov/news/statement/munter-statement-assessing-materiality-030922.

In assessing the impact of the error correction on the Statements of Cash Flows, management believes the most relevant measure for assessing materiality on a quantitative basis is the impact of the error on total Cash provided by operating activities. Cash provided by operating activities is a key financial metric and is a significant component of the Company’s calculation of FCF, a key non-GAAP metric used by management and investors. Total Cash provided by operating activities was not impacted as a result of the error correction, and neither was FCF.

While there was no impact of the error correction on Cash provided by operating activities in the Statements of Cash Flows, certain offsetting balances that were previously presented within Cash flows from operating activities were reclassified elsewhere on the Statements of Cash Flows. Nevertheless, because of the impact to certain line items within the Statements of Cash Flows and consistent with ASC 205-10-50-1, the Company provided a full quantitative reconciliation for the periods presented as well as the 2021 interim periods affected in Note 1 of the Form 10-K for the year ended December 31, 2021.

Qualitative Analysis:

We also analyzed the impact of the error from a qualitative perspective to determine materiality. Consistent with the comments made by Mr. Hardiman and as noted in a statement released by Paul Munter, Acting Chief Accountant, U.S. Securities and Exchange Commission on March 9, 2022, “the determination of whether an error is material is an objective assessment focused on whether there is a substantial likelihood it is important to the reasonable investor”. The statement further noted that “the Supreme Court has held that a fact is material if there is: “a substantial likelihood that the ... fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”” Management and our investors measure the operating performance of the Company based on our key metrics, which are consistently reported on a quarterly basis. We believe that the impact of an error on these key metrics is what is most meaningful to investors. As such, since the error does not impact our key metrics (both GAAP and Non-GAAP), Consolidated Statements of Income, Statements of Comprehensive Income, Statements of Financial Position, or Statements of Shareholders’ Equity, we concluded that the error does not alter the total mix of information made available and would not be considered meaningful to our investors.

The qualitative factors that we considered included the following:

•

The misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The error arose from an item capable of precise measurement, rather than an estimate.

•

The misstatement masks a change in earnings or other trends. As the error was a cash flow classification misstatement, it has no effect on earnings or other trends (e.g., the error did not impact trends in Cash provided by operating activities, Cash used for financing activities or FCF). Further, the error had no impact on total Cash provided by operations for any period presented.

•

The misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. Our analysts’ set estimate expectations for certain non-GAAP metrics, including organic revenue growth, adjusted operating margin, adjusted earnings per share, and FCF. As the error had no effect on earnings or any of the Company’s key metrics for any period presented, the error does not hide a failure to meet analysts’ expectations for those periods.

•

The misstatement changes a loss into income or vice versa. As noted above, the error had no impact on earnings and therefore could not change a loss into income or vice versa. Further, the correction of the error did not change Cash provided by operating activities to Cash used in operating activities or Cash used for financing activities to Cash provided by financing activities for any period presented.

•

The misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The misstatement had no impact on the Company’s operations or profitability.

•	The misstatement affects the registrant’s compliance with regulatory requirements. There are no known impacts with any regulatory requirements related to this misstatement.

•	The misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. Loan covenants and other contractual requirements were not affected by the error.

•

The misstatement has the effect of increasing management’s compensation. Management compensation is based on certain revenue and profitability metrics. As the misstatement had no impact on income, the error had no impact to management incentives.

•	The misstatement involves concealment of an unlawful transaction. The error does not involve concealment of an unlawful transaction.

•

The misstatement demonstrates volatility in market trends or significant positive / negative reactions from the investing public. The error was not impacted by volatility in market trends, and Aon did not observe any negative reactions from the investing public following the disclosure of the error in the Form 8-K filed on February 4, 2022. Following the filing of the Form 8-K, Aon observed a modest increase in share price, which continued to remain elevated following the subsequent filing of the Form 10-K. However, management does not believe the increase in share price was attributable to the change in presentation, given the lack of inquiries or statements by analysts or investors.

•

The misstatement affects entity-specific trends and performance metrics that may influence investment decisions. As stated above, the Company has identified certain key metrics that are believed to be meaningful to our investors to make period-to-period comparisons and assess operating performance. The error had no impact on any key metric for the periods presented nor do we believe it could have impacted any key metric for any preceding year.

•

The misstatement is a one-time item and does not alter investors’ perceptions of key trends affecting the entity. As stated above, no key metrics or trends were impacted by the error, and therefore management believes that the error did not alter investors’ perceptions. However, for comparability purposes, the correction made in the Form 10-K revised all periods presented.

•	The misstatement relates to items involving related parties or known users. The error identified did not involve related parties or known users.

•

The misstatement causes the disclosures to not be adequate or omit information not specifically required by U.S. GAAP but is important to the understanding of the financial statements or conveys something in a false or misleading manner. The error does not cause the financial disclosures on Forms 10-K or Forms 10-Q to be inadequate, and we do not believe the presentation error would cause a reasonable user of the financial statements to be misled regarding our operating results, liquidity, or financial condition. Aon has historically disclosed substantially all underlying information related to the correction in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) under Liquidity and Financial Condition and Note 2 to the Consolidated Financial Statements of the Form 10-K, under Fiduciary Assets and Liabilities of the current and historic Form 10-K and Form 10-Q filings.

•

The misstatement affects other information communicated in documents containing audited financial statements that may reasonably be expected to influence economic decisions of the users of the financial statements (i.e. management discussion and analysis). The error did not impact any key metrics and did not appear to receive a negative or positive reaction from investors once disclosed, and it is not expected to influence economic decisions of users of the financial statements. Further, the error did not have any impact to existing disclosures surrounding fiduciary funds contained within MD&A of the current and historic Form 10-K and Form 10-Q filings.

•

The misstatement may have a material effect on the next interim financial statements that are publicly issued. The misstatement identified during our preparation of the 2021 Form 10-K was corrected prior to filing and did not have a material effect on the next interim financial statements that were filed. Consistent application will be applied to future interim financial statements, and the misstatement is not expected to have a material effect on future filings.

•

The misstatement relates to the incorrect selection or application of an accounting policy that has an immaterial effect on the current period’s financial statements but is likely to have a material effect on future periods’ financial statements. The misstatement identified relates to an incorrect application of ASC 230, based on review of available interpretive guidance at the time of adopting ASU 2016-18, but does not have a material effect on either the prior or future periods’ financial statements. Upon issuance of EY’s updated interpretive guidance in January 2022, which specifically addressed ASC 230’s applicability to funds held on behalf of clients, Aon re-assessed its previous conclusion and disclosed the immaterial error correction in its Form 10-K for the period ended December 31, 2021.

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The misstatement would not be of little cost to the company to correct an error and would require major delays in reporting or expenditures to correct. The misstatement was identified and corrected during the preparation of the timely filing of the 2021 Form 10-K.

Based on the foregoing analysis, we concluded prior to issuance of the 2021 Form 10-K that the facts and circumstances relating to the error did not present a substantial likelihood of affecting the judgment of a reasonable investor. This was further evidenced by the lack of questions or comments by rating agencies, investors and analysts, as well as the lack of decline in our stock price for the period following the disclosure of the error, which further supported the Company’s conclusion that the error was immaterial to the Consolidated Financial Statements.

Management also evaluated the impact on the 2018 financial statements, which based upon the January 1, 2018 adoption of ASU 2016-18 would be the only period not addressed by the correction. As noted above, while the correction changed the presentation of fiduciary receivables, fiduciary liabilities and funds held on behalf of clients, it did not meaningfully alter the aggregate disclosures in the Company’s Consolidated Financial Statements or MD&A. Further, while total Cash provided by (used for) financing activities would change, no other individual line-item amount within the financing section of the 2018 financial statements would change. For these reasons management concluded correction of the 2018 financial statements was not warranted.

Evaluation of Internal Control over Financial Reporting

The Company evaluated whether a control deficiency existed or exists in its internal controls over financial reporting (“ICOFR”) and whether our disclosure controls and procedures were effective as of December 31, 2021. In doing so, for the indicated periods, we performed a robust and comprehensive analysis surrounding the cause of the error and if any identified control deficiency could represent a material weakness or significant deficiency.

In evaluating the existence of a material weakness, the Company reviewed indicators outlined in the Public Company Accounting Oversight Board’s Auditing Standard 2201 – An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements. Management concluded that no indicators were applicable to the identification of the error and that our processes did not fail to prevent a material misstatement. As discussed above, management has concluded that regardless of the size of the impact on certain line items in the Statements of Cash Flows, the error was not qualitatively meaningful to our investors due to the lack of impact on any key metrics and the other qualitative factors analyzed above. As such, management believes that the revision did not represent a material weakness in our internal controls over financial reporting.

We further did not identify a significant deficiency based on review of underlying controls, discussed in detail below. However, as part of our quarterly governance disclosure process, the Audit Committee was informed of management’s findings and conclusions prior to issuance of our Form 8-K for the fourth quarter 2021 earnings filed on February 4, 2022, which included disclosure of the error.

Finally, in evaluating the existence of a control deficiency, we considered the design and operating effectiveness of our quarterly procedures, specifically those surrounding the preparation and review of our Statements of Cash Flows. We believe that management has a robust internal control process to regularly discuss and make revisions to matters in Aon’s SEC filings. With respect to the Consolidated Statement of Cash Flows, the Company conducts detailed reviews on a quarterly basis that include:

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Management reviews newly issued Accounting Standard Updates by the Financial Accounting Standards Board with the Principal Accounting Officer. An attribute of this control includes management review of other interpretive guidance and analysis, as relevant.

•	A robust quarterly review of Aon’s Statements of Cash Flows conclusions against ASC 230, including the latest revisions of interpretive guidance.

Ultimately, management believes that the error was derived by the incorrect application of ASC 230, due to discretion and judgement applied in the absence of relevant interpretive guidance. There has historically been diversity in practice amongst companies who hold funds on behalf of clients, including Aon’s peers, which we believe supports the view that judgement was previously required. The revised interpretive guidance issued by EY in January 2022 was identified and reviewed under Aon’s existing control structure and the new information required management to re-assess its position and make the necessary revisions.

Based on the control considerations outlined above, management specifically considered the following in its assessment of the existence of a control deficiency:

•	Management took all of the appropriate steps to interpret the guidance and discuss the guidance with key internal stakeholders, as well as with its external auditors,

•	Management deemed the design and operating effectiveness of the quarterly controls in place effective,

•	Management did not identify a gap in controls, and

•

As documented in the qualitative and quantitative assessment above, the error identified was immaterial to the financial statements, and therefore the Company’s controls operated effectively, in all material respects, (i.e., the Company adopted the ASU in a materially correct manner, and the controls did not fail to prevent a material misstatement to the financial statements).

The interpretive guidance issued by EY in January 2022 was timely reviewed and the related change in presentation was made in the 2021 Form 10-K. Historical conclusions regarding the applicability of restricted cash guidance were made based on ASU 2016-18, which appeared to support diversity in practice amongst issuers who hold funds on behalf of clients. As such, management concluded that both the historical and existing controls at the Company are appropriately designed, and no control deficiency was identified.

The Company’s control documentation in adopting ASU 2016-18 included evidence of fiduciary cash presentation being evaluated by management and management’s overall conclusion that fiduciary cash is not restricted cash and should not be classified as such in the Statements of Cash Flows. Further, management concluded that the new guidance did not require a change in presentation of fiduciary cash on the Statement of Cash Flows and the then existing disclosures and presentation were sufficient. Management’s conclusion also considered that the previously issued Form 10-Ks and Form 10-Qs provided clear and transparent disclosures about the nature and comparative amounts related to fiduciary cash.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 31

2.

We note your disclosure on page 32 regarding AUM-based delegated investment management revenue. In future filings, please enhance your disclosures to more fully explain AUM movements impacting your revenues, such as quantification of related AUM size trends, explanation of AUM-based fee arrangements, and what is driving those changes period-over-period. In addition, clarify whether you hold any related assets under management and, if so, quantify this and explain your responsibilities related to them.

RESPONSE

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will enhance disclosure in future filings to more fully explain AUM-based fee arrangements. Specifically, the Company expects to include an explanation in future Form 10-K filings that would indicate that AUM-based delegated investment management revenue is generally earned as agreed-upon basis points based on AUM and, to a lesser extent, the Company earns performance fees in connection with its AUM-based delegated investment management business.

The Company respectfully advises the Staff that, while the results of the Company’s Wealth Solutions line are important to an understanding of the Company’s overall financial results, the impacts from movements in AUM are, and are expected to continue to be, immaterial to the total revenue of the Company and its Consolidated Financial Statements. For example, the largest year-over-year quarterly revenue impact from AUM movements during the three years ended September 30, 2022, represented 0.2% of the Company’s total revenue for that quarter, and less than 2% of the Company’s Wealth Solutions line revenue for that quarter. AUM movements for that quarter were 7%. Given that the revenue impacts from AUM movements are immaterial, the Company does not believe it would enhance a reader’s understanding of the Company’s changes in results of operations if the Company were to provide enhanced disclosures regarding AUM movements, such as quantifying size trends or the revenue impacts therefrom, or if the Company were to provide an explanation of drivers in AUM movements, in future filings. To the extent revenue impacts from AUM movements become or are reasonably likely to become material, the Company will include enhanced disclosures regarding AUM movements in future Form 10-Q and Form 10-K filings.

Further to the above, the portion of AUM held by the Company on behalf of related parties and affiliates is also immaterial. As of September 30, 2022, AUM held by the Company on behalf of related parties and affiliates approximated less than 1% of Aon’s total assets under management.

Please do not hesitate to email or telephone me at michael.neller@aon.com or 312-218-9049, if you have any questions regarding this response letter.

Very truly yours,

/s/ Michael Neller
Michael Neller
Global Controller and Chief Accounting Officer